Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings

to Fixed Charges

(dollars in millions)

	Year Ended December 31,
	2002	2000		2001
Income before income taxes (A)	$(12.0)	$35.0		$26.0
Fixed Charges:
Interest expense, net	65.0	9.0		68.0
1/3 of rent expense (representative of interest factor)	2.5	1.2		1.8

Total fixed charges (B)	67.5	10.2		69.8

Earnings before fixed charges (C=A+B)	55.5	45.2		95.8

Ratio of earnings to fixed charges (C/B)	—	4.4	x	1.4	x